November 19, 2015

BY EDGAR TRANSMISSION

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Re:	Edgewater Technology, Inc.

Preliminary Consent Revocation Statement on Schedule 14A

Filed November 10, 2015

File No. 000-20971

Dear Ms. Mills-Apenteng:

Edgewater Technology, Inc., a Delaware corporation (“Company”, “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated November 18, 2015 (“Comment Letter”), with respect to the Company’s preliminary consent revocation statement filed on Schedule 14A on November 10, 2015 (“Preliminary Consent Revocation Statement”).

Below are the Company’s responses to the Comment Letter. All references to page numbers refer to pagination in the Preliminary Consent Revocation Statement. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Maryse Mills-Apenteng

November 19, 2015

General

1.	Please fill in all blanks.

Response: We hereby confirm our understanding of this matter. We will fill in blanks in the text of the Preliminary Consent Revocation Statement as follows:

Page number	Text with blank	Revised text
2, 13, 14, 15, 16, 64	[ ] consent card	WHITE consent card
6	As set forth in the definitive consent solicitation materials filed by Lone Star on November [●], 2015, as amended	As set forth in the preliminary consent solicitation materials filed by Lone Star on November 18, 2015, as amended (which are subject to completion by Lone Star)
15	[●] Shares outstanding	11,801,307 Shares outstanding
17	approximately $[●], of which approximately $[●] has been spent as of the date hereof	approximately $900,000, of which approximately $75,000 has been spent as of the date hereof
17	an estimated fee of up to $[●], plus reasonable out-of-pocket expenses	an estimated fee of up to $75,000, plus reasonable out-of-pocket expenses
23, 58, 59	November [●], 2015	November [XX], 2015 (Filing date TBD will replace “[XX]”)
58	sum of [●] shares of common stock	sum of 11,801,307 shares of common stock

If any blank in the text of the Preliminary Consent Revocation Statement is not listed above, we intend to complete it in conformity with the changes noted above. If the number of shares of our common stock outstanding or the amount of contest-related expenses differs on the filing date from the numbers shown above, we intend to adjust the revised text above so that the number disclosed to shareholders is accurate at the time of disclosure.

Maryse Mills-Apenteng

November 19, 2015

2.	Disclosure indicates that the company intends to use a white consent revocation card. We note that Lone Star disclosed in its revised preliminary consent statement filed November 6, 2015 that it intends to use a white consent card. As Lone Star’s revised preliminary consent statement was filed before the company’s preliminary consent revocation statement, the company’s disclosed intention to use the same color card is inconsistent with Rule 14a-9. Please select another color to be used for the consent revocation card, or advise.

Response: We hereby confirm our understanding of this matter. The Company will use a gold-colored consent revocation card. Accordingly, we will replace all uses of the word “WHITE” in the Preliminary Consent Revocation Statement with the word “GOLD”.

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide us with support for the following:

•	“… the first Initial Offer significantly undervalued Edgewater [and] was not in the best interest of Edgewater stockholders…”

Response: On June 18, 2015, AMERI Holding, Inc. (“Purchaser”) sent a letter to the Company (the “Initial Offer”) proposing to acquire all outstanding Shares at a price of $8.50 per Share consisting of, in the aggregate, 50% cash and 50% shares of Purchaser common stock (the “Purchaser Common Stock”). The Board reviewed the Initial Offer against the Company’s then-existing strategic plan and was of the view that the Initial Offer was below the range of enterprise values expected from the strategic plan when discounted to present value. In addition to the concerns regarding the aggregate valuation of the Company implied by the Initial Offer, the Board had several concerns about Purchaser’s ability to consummate a transaction to acquire the Shares where any portion of the consideration was comprised of Purchaser Common Stock.

First, we believe that, during the entirety of the period between our receipt of the Initial Offer and the Board’s determination with respect to the Initial Offer (the “Initial Offer Period”) , the Purchaser Common Stock was subject to Section 15(h) of the Exchange Act and the rules promulgated by the Commission thereunder (collectively, the “Penny-Stock Rules”). The Penny-Stock Rules require, among other things, that a broker-dealer approve the customer for the specific penny-stock transaction and receive from the customer a written agreement to the transaction.

Second, we believe that the true value of the Purchaser Common Stock was not accurately reflected in its trading price on the OTC Pink marketplace given the lack of reliable company information and lack of liquidity due to the low trading volume of Purchaser Common Stock. The average daily

Maryse Mills-Apenteng

November 19, 2015

trading volume for Purchaser Common Stock during the Initial Offer Period was approximately 2,000 shares per day. Over the same period, our average daily trading volume was roughly 32,000 shares per day.

Third, we believe that Purchaser Common Stock represents a security presenting a substantially different level of risk to stockholders than Edgewater’s NASDAQ-traded stock, given the lack of available information on Purchaser and the lack of liquidity in Purchaser Common Stock. We also believe that the lack of liquidity would cause our stockholders to heavily discount the value of any Purchaser Common Stock received by our stockholders in a stock-for-stock offer, including a partial stock-for-stock offer of the sort contemplated by the Initial Offer.

Fourth, by its own description, the OTC Pink marketplace is for “all types of companies that are there by reasons of default, distress or design.” It is a marketplace that we believe represents a more speculative and risky marketplace than the NASDAQ, which is where our shares are listed.

For all of these reasons, the Board concluded that the Initial Offer significantly undervalued the Company and that further discussions relative to the Initial Offer were not in the best interests of our stockholders.

•	“Edgewater has delivered strong operating results across key metrics, including total revenue growth, gross margin expansion and Adjusted EBITDA margin expansion since December 31, 2009.”

Response: We respectfully submit that the factual bases for statements regarding Edgewater’s financial results are set forth in the Company’s Annual Reports filed with the Commission on Form 10-K, including our most recent such filing on March 2, 2015 (the “2014 Annual Report”).

During the period from December 31, 2009 to December 31, 2014 (the “Relevant Period”), the Company’s revenue at a double-digit compound annual growth rate (“CAGR”) of 17.7%. This is compared to a 2.0% median revenue CAGR during the Relevant Period for the Company’s self-selected peer group of companies reported in the 2014 Annual Report, but excluding Sapient Corp., which was acquired in February of 2015 and is no longer a public company (the “Peer Group”).

During the Relevant Period, the Company’s reported gross margin expanded from 32.1% to 36.6%, representing margin expansion of 4.5 percentage points. This level of margin expansion compares to 0.4 percentage points of median gross margin expansion for the Peer Group during the Relevant Period.

Maryse Mills-Apenteng

November 19, 2015

During the Relevant Period, the Company reported an expansion of adjusted-EBITDA margins from -3.4% to 7.9%, an expansion of 11.3 percentage points. The Peer Group reported a median EBITDA margin contraction of -0.1 percentage points during the Relevant Period.

These relative performance measures are objective evidence of strong operating results across key metrics.

•	“The Company also continues to generate strong cash flow and is committed to disciplined capital allocation.”

Response: As noted above, we respectfully submit that the factual bases for statements regarding Edgewater’s financial results are set forth in the Company’s Annual Reports filed with the Commission on Form 10-K, including the 2014 Annual Report.

During the Relevant Period, the Company generated $31.4 million of cumulative adjusted EBITDA less cash taxes paid, which is a representative approximation of cash generated by the Company. This $31.4 million represents 87% of the Company’s $36.1 million market capitalization on December 31, 2009 (the beginning of the Relevant Period). By comparison, the Peer Group generated a median equivalent metric of only 61% during the Relevant Period. The Company outperformed the Peer Group median by 43%. This metric, which approximates the Company’s rate of cash generation, is objective evidence of the Company’s strong cash flow.

Over the Relevant Period, the Company returned $8.4 million in cash to stockholders through stock repurchases—representing approximately 27% of cash generated—and put $13.4 million of cash and cash equivalents on the balance sheet, representing approximately 43% of cash generated. Thus, the Company has either disbursed to stockholders or retained on its balance sheet 69% of the cash it generated during the Relevant Period. These data points are objective evidence of the Company’s commitment to disciplined capital allocation. Subjectively, the Company hereby affirms its commitment to the disciplined allocation of cash, including its commitment to return capital to stockholders consistent with its previously announced stock repurchase program disclosed to the markets on Form 8-K filed with the Commission on September 17, 2015.

Maryse Mills-Apenteng

November 19, 2015

Cover Page, page 1

4.	Disclosure indicates that the Board “unanimously” determined that the Initial Offer significantly undervalued Edgewater and was not in the best interest of Edgewater shareholders. The June 24, 2015 letter delivered to Mr. Eberwein also stated that the “Board was unanimous in its decision not to pursue the [Initial Offer].” With a view toward revised disclosure, please explain to us how the Board’s determination was unanimous if Mr. Flynn did not participate in that determination, as disclosed on page 10.

Response: Mr. Flynn communicated his views with respect to the Initial Offer in a separate discussion with Ms. Singleton prior to the discussion among the remaining members of the Board. We will revise the disclosure on page 10 by replacing the paragraph that begins “On June 23, 2015, . . .” with the following:

On June 23, 2015, Edgewater management and representatives of Hinckley, Allen & Snyder LLP, Edgewater’s outside counsel (“Hinckley Allen”), reviewed the Initial Offer with the Board via telephonic conference. Prior to the telephonic conference, Mr. Flynn (who had a prior commitment for the time of the telephonic conference) communicated his views to Ms. Singleton by telephone, indicating that he was disposed to vote in favor of rejecting the Initial Offer. After extensive discussion, the Board (absent Mr. Flynn) unanimously rejected the Initial Offer and instructed Ms. Singleton to inform Purchaser accordingly.

Reasons to Reject Lone Star’s Proposal

Premiums Paid for Public Companies (2010-2015), page 7

5.	Please discuss the criteria used to select the transactions and why you believe the selected transactions are an appropriate comparison.

Response: We hereby confirm our understanding of this matter. We will adjust our footnote disclosure regarding the selected transactions by replacing the footnote disclosure in the middle of page 7 with the following:

1	The IT Services group of transactions consists of thirty selected transactions since January 1, 2010 where the target was an IT-services company that offered products and services similar to those offered by Edgewater. The selected target companies are similar to Edgewater in that they generally provide technology consulting, systems integration, technology development, business-process-outsourcing services or some combination of the above. We believe the selected transactions provide an appropriate basis of comparison for determining premiums paid for companies that are operationally similar to Edgewater.

Maryse Mills-Apenteng

November 19, 2015

2	The Technology group of transactions consists of thirty M&A transactions since January 1, 2010 where the target was a U.S.-based technology company with an equity value between $50 million and $200 million. Edgewater is a U.S.-based technology company with a market capitalization of approximately $100 million. Said differently, the target companies in this sample are similar to Edgewater on the basis of base market and market capitalization. Other than removing the Initial Offer from the dataset, no subjective judgment informed the inclusion or exclusion of transactions from this dataset. We believe the selected transactions provide an appropriate basis of comparison for determining premiums paid for companies whose base market and market capitalization are similar to Edgewater.

6.	Please tell us what consideration you have given to disclosing the revenue in fiscal years 2010 through 2013 in addition to disclosing the compound annual growth rate.

Response: We hereby confirm our understanding of this matter. The Company will replace the chart on page 7 and associated footnote disclosure with the following:

(1)	Information concerning the Company’s 2009 revenue is set forth in the Company’s annual report, dated March 10, 2014, as filed with the SEC on Form 10-K. Information concerning the Company’s 2010, 2011, 2012, 2013 and 2014 revenue is set forth in the Company’s annual report, dated March 2, 2015, as filed with the SEC on Form 10-K.

Maryse Mills-Apenteng

November 19, 2015

Share Price Appreciation, page 8

7.	Please disclose the criteria used to select the peer groups and discuss why you believe the selected peer group is appropriate.

Response: We hereby confirm our understanding of this matter. We will adjust our chart disclosure regarding the selected peer groups by replacing the existing chart disclosure on pages 8 and 9 with the following:

Edgewater-Identified Peer Group: Cartesian, Inc. (CRTN); Ciber, Inc. (CBR); The Hackett Group, Inc. (HCKT); L-3 Communications Holdings Inc. (LLL); and Perficient Inc. (PRFT). The Edgewater-Identified Peer Group is the group of competitor companies identified by the Company as its self-selected peer group for purposes of disclosure related to the Company’s cumulative total stockholder return and total return analysis contained in the Company’s annual report, dated March 2, 2015, as filed with the SEC on Form 10-K, but excluding Sapient Corp. (which merged with and into a wholly owned subsidiary of Publicis Groupe S.A., a French société anonyme, on February 6, 2015 and is no longer a public company).

Select U.S.-Based IT Services Group: L-3 Communications Holdings Inc. (LLL); Huron Consulting Group Inc. (HURN); Navigant Consulting Inc. (NCI); ICF International Inc. (ICFI); Resources Connection Inc (RECN); Perficient Inc. (PRFT); The Hackett Group, Inc. (HCKT); Ciber, Inc. (CBR); CRA International Inc. (CRAI); Information Services Group, Inc. (III); and Cartesian, Inc. (CRTN). The Select U.S.-Based IT Services Group is comprised of publicly traded companies that have a majority of their business in the U.S., have similar market capitalizations to the Company and offer similar products and services to those offered by the Company.

Select India-Based Mid Tier IT Services Group: Persistent Systems Ltd. (PERSISTENT); KPIT Technologies Ltd. (KPIT); Rolta India Limited (ROLTA); Sonata Software Limited (SONATSOFTW); NIIT Limited (NIITLTD); R Systems International Limited (RSYSTEMS); Infinite Computer Solutions (INFINITE); Nucleus Software Exports Ltd. (NUCLEUS); Mastech Holdings (MHH); 3i Infotech Ltd. (3IINFOTECH); Saksoft Ltd. (SAKSOFT); Omnitech Infosolutions Limited (BOM:532882); Goldstone Technologies Ltd. (GOLDTECH); and Blue Star Infotech Ltd. (BLUESTINFO). The Select India-Based Mid Tier IT Services Group consists of publicly traded companies that have a majority of their business in India, have similar market capitalizations to the Company and offer similar products and services to those offered by the Company.

Maryse Mills-Apenteng

November 19, 2015

Form of Consent Revocation Card

8.	Please revise to provide a means by which shareholders can elect not to revoke their consent with respect to each person named in proposals 2 and 5. Refer to Rule 14a- 4(b)(2). In doing so for proposal 2, please provide a means for shareholders to elect not to revoke their consent with respect to any person elected or appointed to the Board on or after October 26, 2015 and prior to the effectiveness of proposal 2.

Response: We hereby confirm our understanding of this matter. We will amend the Company’s consent revocation card to provide a means for shareholders to elect not to revoke their consent with respect to each person named or referenced in proposals 2 and 5. By including an opportunity to elect not to revoke consent with respect to persons “named or referenced,” we believe we have provided a means for shareholders to elect not to revoke their consent with respect to any person elected or appointed to the Board on or after October 26, 2015 and prior to the effectiveness of proposal 2. We attach a copy of the Company’s amended form of consent revocation card to this letter as Exhibit A.

In connection with its responses to the comments of the Staff relating to the Preliminary Consent Revocation Statement, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments on our Preliminary Consent Revocation Statement and we would be pleased to discuss these matters with you in greater detail at your convenience.

Sincerely,

/s/ Timothy R. Oakes

Timothy R. Oakes
Chief Financial Officer, Treasurer and Secretary
Edgewater Technology, Inc.

Maryse Mills-Apenteng

November 19, 2015

cc:	Tiffany Posil, Special Counsel, Office of Mergers and Acquisitions, Division of Corporation Finance, United States Securities and Exchange Commission

Ji Shin, Attorney-Advisor, Office of Information Technologies and Services, Division of Corporation Finance, United States Securities and Exchange Commission

James Dougherty, Esq., Jones Day

Maryse Mills-Apenteng

November 19, 2015

Exhibit A

CONSENT REVOCATION CARD — GOLD

CONSENT REVOCATION

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

OF

EDGEWATER TECHNOLOGY, INC.

The undersigned, a holder of shares of common stock, par value $0.01 per share (the “Shares”), of Edgewater Technology, Inc. (the “Company”), acting with respect to all Shares held by the undersigned at the close of business on November 13, 2015, hereby acts as follows concerning the proposals of Lone Star Value Investors, LP set forth on the reverse side.

(CONTINUED ON REVERSE SIDE)

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THE BOARD OF DIRECTORS OF THE COMPANY URGES YOU TO MARK THE “YES, REVOKE MY CONSENT” BOXES.

Please mark your selection as ☒ indicated in this example.

PROPOSALS OF LONE STAR VALUE INVESTORS, LP

PROPOSAL 1:	Repeal any provision of the amended and restated bylaws of the Company (the “Bylaws”) of Edgewater Technology, Inc. (the “Company”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect as of September 26, 2007 and were filed with the Securities and Exchange Commission on September 28, 2007.
☐ YES, REVOKE MY CONSENT
☐ NO, DO NOT REVOKE MY CONSENT
PROPOSAL 2:	Remove without cause five members of the Board, Paul E. Flynn, Paul Guzzi, Nancy L. Leaming, Michael R. Loeb and Wayne Wilson, and any person (other than those elected by the consent of the group represented by Lone Star Value Investors, LP) elected or appointed to the Board to fill any vacancy on the Board or any newly created directorships on or after October 26, 2015 and prior to the effectiveness of this proposal.
☐ YES, REVOKE MY CONSENT
☐ NO, DO NOT REVOKE MY CONSENT
IF YOU WISH TO REVOKE CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED OR REFERENCED IN PROPOSAL #2, BUT NOT ALL OF THEM, CHECK THE “YES, REVOKE MY CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU WANT TO BE REMOVED FROM THE BOARD IN THE FOLLOWING SPACE:

PROPOSAL 3:	Amend Article II, Section 2 of the Bylaws to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company.
☐ YES, REVOKE MY CONSENT
☐ NO, DO NOT REVOKE MY CONSENT
PROPOSAL 4:	Amend Article II, Section 1 of the Bylaws to fix the size of the Board at six members.
☐ YES, REVOKE MY CONSENT
☐ NO, DO NOT REVOKE MY CONSENT
PROPOSAL 5:	Elect the group represented by Lone Star Value Investors, LP’s five nominees—Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan—to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designed as a nominee by the remaining nominee or nominees).
☐ YES, REVOKE MY CONSENT
☐ NO, DO NOT REVOKE MY CONSENT
IF YOU WISH TO REVOKE CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #5, BUT NOT ALL OF THEM, CHECK THE “YES, REVOKE MY CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU WANT TO BE ELECTED TO THE BOARD IN THE FOLLOWING SPACE:

THE BOARD OF DIRECTORS OF THE COMPANY URGES YOU TO MARK THE “YES, REVOKE MY CONSENT” BOXES FOR ALL PROPOSALS.

UNLESS OTHERWISE INDICATED ABOVE, THIS REVOCATION CARD REVOKES ALL PRIOR CONSENTS GIVEN WITH RESPECT TO THE PROPOSALS SET FORTH HEREIN.

UNLESS YOU SPECIFY OTHERWISE, BY SIGNING AND DELIVERING THIS REVOCATION CARD TO THE COMPANY, YOU WILL BE DEEMED TO HAVE REVOKED CONSENT TO ALL OF THE PROPOSALS SET FORTH HEREIN.

IN ORDER FOR YOUR CONSENT REVOCATION TO BE VALID, IT MUST BE DATED. PLEASE MARK, SIGN, DATE AND MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED.

Dated:                                                                                                                                        , 2015.

Print Name:

Signature (Title, if any):

Signature (if held jointly):

Title or Authority:

Please sign in the same form as your name appears hereon. Executors and fiduciaries should indicate their titles. If signed on behalf of a corporation, give title of officer signing.

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